Exhibit 99.1

Guardforce to Present at the Planet MicroCap Showcase: VEGAS 2024 on May 1, 2024

New York, NY/ April 17, 2024 / Guardforce AI Co., Limited (“Guardforce AI” or the “Company”) (NASDAQ: GFAI, GFAIW), an integrated security, AI and Robot-as-a-Service (RaaS) provider, today announced that it will be presenting at the Planet MicroCap Showcase: VEGAS 2024 being held at the Paris Hotel & Casino in Las Vegas, NV on April 30- May 2nd, 2024.

Lei (Olivia) Wang, Chairwoman and Chief Executive Officer of Guardforce AI will present and attend one-on-one meetings with approved qualified investors throughout the conference.

Presentation Details:

Planet MicroCap Showcase: VEGAS 2024

Date: Wednesday, May 1, 2024

Time: 10:30 AM PT/ 1:30 PM ET

Webcast: https://www.webcaster4.com/Webcast/Page/3026/50162

If you would like to book 1x1 investor meetings with Guardforce and attend the Planet MicroCap Showcase: VEGAS 2024, please register here: https://planetmicrocapshowcase.com/signup.

The Planet MicroCap interview with Ms. Wang, Chairwoman and Chief Executive Officer of Guardforce AI, can be viewed here: https://www.youtube.com/watch?v=YMr_FcmZWY8.

About Guardforce AI Co., Ltd.

Guardforce AI Co., Limited (NASDAQ: GFAI/GFAIW) is a global integrated solution provider, focusing on security solutions (since 1982) and AI & robotic solutions (since 2020). Drawing upon its extensive experience in the security industry, spanning over 41 years, along with an established premiere long-term customer base, and robust sales channels, Guardforce AI has embarked on a transformative journey towards becoming a total AI solution provider. While firmly rooted in the Asia Pacific region, Guardforce AI also expanded its global presence in the U.S. For more information, visit www.guardforceai.com Twitter: @Guardforceai

Safe Harbor Statement

This press release contains statements that do not relate to historical facts but are “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can generally (although not always) be identified by their use of terms and phrases such as anticipate, appear, believe, continue, could, estimate, expect, indicate, intend, may, plan, possible, predict, project, pursue, will, would and other similar terms and phrases, as well as the use of the future tense. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on current beliefs, expectations and assumptions regarding the future of the business of the Company, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control, including the risks described in our registration statements and reports under the heading “Risk Factors” as filed with the Securities and Exchange Commission. Actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Forward-looking statements in this press release speak only as of the date hereof. Unless otherwise required by law, we undertake no obligation to publicly update or revise these forward-looking statements, whether because of new information, future events or otherwise.

Investor Relations:

David Waldman or Natalya Rudman

Crescendo Communications, LLC

Email: gfai@crescendo-ir.com

Tel: 212-671-1020

Guardforce AI Corporate Communications

Hu Yu

Email: yu.hu@guardforceai.com